# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freenome, Inc., CIK 0002017526
CUSIP: 35661P100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 07/20/2026
Amends the filing with accession number 0001346824-25-000070
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,367,270; sole dispositive power 0; shared dispositive power 15,367,270; aggregate amount beneficially owned 15,367,270 (14.3% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,367,270; sole dispositive power 0; shared dispositive power 15,367,270; aggregate amount beneficially owned 15,367,270 (14.3% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,367,270; sole dispositive power 0; shared dispositive power 15,367,270; aggregate amount beneficially owned 15,367,270 (14.3% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,230,122; sole dispositive power 0; shared dispositive power 12,230,122; aggregate amount beneficially owned 12,230,122 (11.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Freenome, Inc.
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, California (CA), 94005
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 12, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 12,230,122 shares of common stock held by the Fund; (ii) 970,950 shares of common stock held by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) 553,703 shares of common stock held by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (iv) 1,245,068 shares of common stock held by RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"); and (v) 367,427 shares of common stock held by a separately managed account (the "Account").

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund, RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III or the Account. Each of the Fund , the Nexus Fund I, the Nexus Fund II and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On July 20, 2026 (the "Closing Date"), the transactions contemplated by the Business Combination Agreement and the PIPE Financing closed. In connection with the Domestication, the 750,000 class A ordinary shares previously held by the Fund were reclassified as 750,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Issuer.

Additionally, in connection with the closing of the Business Combination, the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account received 6,561,711, 970,950, 553,703, 908,103, and 367,427 shares of Common Stock, respectively, in exchange for their existing equity interests in Freenome, which the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account had acquired for an aggregate investment of $218,999,969.

In connection with the closing of the PIPE Financing, the Fund and the Nexus Fund III purchased 4,918,411 and 336,965 shares of Common Stock, respectively, at a purchase price of $10 per share, or an aggregate investment of $52,553,760.

All purchases of the securities described herein were for cash and were funded by working capital of the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and restated as follows:

The Reporting Persons acquired the common stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. The Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Dr. Kolchinsky currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director.

Neither Dr. Kolchinsky (other than in his capacity as a director) nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 107,446,814 shares of Common Stock outstanding as of the Closing Date, as reported to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

On the Closing Date, the Issuer, the Sponsor, and certain stockholders of Freenome, including the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account entered into that certain investor rights agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things, the Issuer agreed that, within 30 calendar days following the Closing Date, the Issuer will file with the Commission (at the Issuer's sole cost and expense) a registration statement registering the resale of certain shares of Common Stock held by or issuable to the parties thereto (the "Resale Registration Statement"), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders are entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The Investor Rights Agreement amended and restated the registration rights agreement that was entered into by the Issuer and the initial shareholders in connection with the Issuer's initial public offering. The Investor Rights Agreement will terminate on the earlier of (a) the five (5) year anniversary of the date of the Investor Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The PIPE Investors, including the Fund and the Nexus Fund III, also have demand registration rights pursuant to the terms of the Subscription Agreements.

In connection with the Closing, the Sponsor and certain former Freenome stockholders, including the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer.

Pursuant to the Lock-Up Agreement, the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account agreed not to transfer (except for certain permitted transfers) any shares of Common Stock held by it after the Domestication until six months after the Closing Date.

The foregoing descriptions of the Subscription Agreement, Investor Rights Agreement and Lock-Up Agreement are not complete and are qualified in their entirety by the forms of such agreements filed as Exhibits 99.3, 99.5 and 99.6 hereto, each of which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.3 Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.4 Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.5 Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.6 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (07/22/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (07/22/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (07/22/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (07/22/2026)